Exhibit 99.2

AMERICAN CUMO MINING CORPORATION
Management’s Discussion and Analysis June 30, 2017

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) of the results of operations and financial position of American CuMo Mining Corporation (“CuMoCo”) together with its subsidiaries (collectively, the “Company”) is prepared as of October 30, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended June 30, 2017 (“fiscal 2017”) and June 30, 2016 (“fiscal 2016”).

The Company’s financial statements are reported under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s reporting currency is the Canadian dollar and all figures in this MD&A are in Canadian dollars unless otherwise indicated.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

CuMoCo is a Canadian mineral exploration and development company that has historically focused on identifying, acquiring and developing natural resource opportunities in the United States and Canada. The Company’s flagship project is the CuMo molybdenum project (the “CuMo Project”), located in Idaho, in the United States.

CuMoCo’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the trading symbol “MLY” and on the OTCQX Stock Exchange in the United States under the trading symbol “MLYCF”.

CORPORATE OVERVIEW

2016 was a significant turning point in the development of the Company. With the various proxy battles behind itself, the Company was able to move forward on several fronts. In January of 2016, successful testing of Ore-Sorting on the CuMo Project led to a significant improvement in the possible economics of the CuMo deposit. Ore-Sorting will allow the deposit to be mined at a high rate, sorted, and then processed at a lower rate. For example, the Company is examining mining at a rate of 300,000 short tons per day and processing at a rate of 60,000 short tons per day in order to recover about 90 to 95% of the contained metal. This change substantially reduces the costs to produce the molybdenum, copper and silver. Preliminary analysis indicates that the copper and silver are profitable by themselves. This would make the CuMo deposit competitive against the molybdenum by-product producers of the world, making it not only the largest molybdenum deposit in the world but also one of the lowest cost. In addition to an operating cost reduction, the capital cost is also reduced by $800 million to $1 billion dollars. Furthermore, the overall footprint of the processing plant is reduced, the amount of resources required to process the material is reduced, and the environmental footprint is reduced.

The Company continues to examine technologies and methods of reducing costs and potential environmental impacts, including using a conveyor system instead of trucks, fully optimizing the open-pit design, and examining variable cut-off grades, all leading to more robust and improved economics.

In June 2016, the Company attracted the interest of a significant investor and potential partner for the CuMo Project when it announced the signing of a non-binding memorandum of understanding with MCC8 Group Company Limited and Ping Shan Resource Holdings Ltd (Chinese Partners). The parties entered the MOU to formalize their understanding and intentions with respect to funding the strategic and sustainable development of the CuMo Project. Specifically, the Chinese Partners are to arrange a minimum of US$700 million in project financing for the development and construction of the CuMo Project to receive an 80 percent of net proceeds interest in the joint venture to be formed between Idaho CuMo Mining Corporation (Idaho CuMo) and the Chinese Partners in respect of the CuMo Project (Joint Venture). Subsequent funding of the Joint Venture is to be provided on a pro rata basis. At the appropriate time, Idaho CuMo intends to seek mining equipment equity loans to cover its 20 percent of the contributions to the Joint Venture. The parties are to negotiate a binding, definitive project financing agreement (Definitive Agreement). The terms of the Definitive Agreement would be subject to various regulatory, government, Board of Director, and shareholder approvals. The terms of the MOU provide that once Idaho CuMo has obtained US$25 million in new capital (Initial Funding), the Chinese Partners would be granted exclusivity for one year to perform due diligence, obtain all required approvals and secure funding to complete the proposed transaction (Exclusivity Period). On February 14, 2017, the deal was cancelled because of PRI not delivering the initial funding for the project.

On November 14, 2016, the Company entered into an option agreement to purchase certain mineral claims located in Lemhi County, Idaho, known as the Calida Gold project. The property consists of eight (8) unpatented mineral claims covering several significant mineralized gold, silver, and copper veins. Subsequently, the Company staked an additional 45 Claims bringing the total property area to 1,060 acres.

On November 16, 2016 Idaho CuMo signed a joint venture agreement with Platinum Resources International Limited (“PRI”) whereby it sells 20% ownership shares of Idaho CuMo to the Joint Venture for US$100 million, and assigns the Calida Mine property option agreement to the joint venture with net interests of 80% PRI, 15% Idaho CuMo and 5% Strategic Venture Fund. PRI must contribute or arrange for US$200 million to be contributed within 30 months, with the initial US$10 million within 90 days. This arrangement was subsequently terminated February 14, 2017 when PRI failed to make the initial payment.

On February 25, 2017, the Company entered a strategic financial relationship with Millennia Minerals (Singapore) (“Millennia”) initially through a binding Memorandum of Understanding (MOU) to be further consummated by the execution of a Definitive Agreement. The agreement calls for the Company to sell 20% ownership shares of Idaho CuMo to the Joint Venture for US$100 million, and sell an 80% interest in Poly Resources to Millennia for US$100 million. Modifications to the details of the agreement were made in May 2017 and Millennia advanced the sum of US$1 million to the Company against a 5% ownership in Poly Resources.

OVERALL PERFORMANCE FISCAL 2017

In fiscal 2017, the Company recorded a net loss of $4,587,805 or $0.04 per share, compared to a net loss of $1,929,757 or $0.02 per share in fiscal 2016.

Nature of expense	$	% of total loss
Salaries and Management Fees	196,140	8%
Consulting and professional fees	360,774	13%
Convertible note expense [1]	977,818	35%
Shareholder communications and regulatory [2]	151,873	6%
All other expenses	2,901,200	38%
	4,587,805	100%

1 Convertible note expense consists of accrued interest on the convertible notes, changes in the value of the embedded derivative, and foreign exchanges gains and losses.
2 Shareholder communication and regulatory expenses include charges of approximately $42,394 in exchange and transfer agent fees and $109,488 in shareholder communications.

The Company’s cash balance and working capital at June 30, 2017 were $1,435,000 and a deficiency of $4,604,186 (due to inclusion of the October and November 2017 debentures) respectively, compared to cash of $560,373 and working capital deficiency of $606,109 on June 30, 2016.

SELECTED ANNUAL INFORMATION

	Year ended June 30, 2017	Year ended June 30, 2016	Year ended June 30, 2015
Total revenue	-	-	-
Net (loss) earnings	(4,587,805)	(1,929,757)	(988,463)
Basic and diluted (loss) earnings per share	(0.04)	(0.02)	(0.01)

	At June 30, 2017	At June 30, 2016	At June 30, 2015
Total assets	$25,389,555	$21,494,067	$20,704,108
Total liabilities American CuMo [1]	$7,363,577	$4,786,557	$4,477,665
Total liabilities Non-American CuMo [2]	$4,677,810	$1,829,194	$1,019,154
Total liabilities Consolidated	$12,041,387	$6,615,751	$5,496,819
Cash dividends declared	-	-	-

1 These are liabilities for which American CuMo is responsible and liable. The increase from 2016 to 2017 is due to the increase in liability associated with the IEMR Debentures, foreign exchange rate on the Property bonds and deferred income tax.

2 These are liabilities for which American CuMo is not responsible and liable. The liabilities belong to USA subsidiaries of the Company. American CuMo is only a shareholder and under the laws of the incorporating State (Idaho, Delaware and Nevada), it is not responsible for the debts and liabilities of these subsidiaries.

EXPLORATION PROJECTS

The Company's flagship project is the CuMo Project, located in Idaho, in the United States. The Company's Boise property, also located in Idaho, is contiguous to and provides access to the CuMo Project.

The Company has other unproven mineral right interests in the United States and in Canada, which have been either optioned to other exploration companies, or written down to a nominal carrying value.
CUMO PROJECT

The CuMo Project is situated in the mountains of south-central Idaho, approximately 15 miles northeast of the town of Idaho City. Good all-weather highway and logging roads provide easy access to the project from Idaho City. The Project consists of eight unpatented mineral claims.

Geologically, the Project is situated along the northeast trending Trans-Challis Structural Zone in a complex assemblage of Tertiary age felsic dykes and stocks that intrude quartz monzonite of the Idaho batholith. Between 1973 and 1981 Cyprus Amax Minerals Company (“Amax”) drilled 26 holes totaling 30,821 feet and in 1982, produced a computer generated Kriged block model for the project.

In 1997, the Project was acquired by CuMo Molybdenum Mining Inc., which in 2004 optioned it to the Company. The terms of the option agreement called a combination of advance royalty payments, 300,000 CuMoCo shares (issued) and work requirements, as outlined below.

1.	Advance royalty payments:

•	US$10,000 upon signing (completed);
•	US$10,000 after 60 days (completed);
•	US$5,000 after 6 months (completed);
•	US$20,000 1st year anniversary (completed);
•	US$20,000 2nd year anniversary (completed);
•	US$15,000 3rd year anniversary (completed);
•	US$15,000 every 6 months thereafter (up-to-date).

These payments are to be credited against a 1.5% net smelter return (“NSR”) which reduces to 0.5% NSR after cumulative payments of US$3,000,000.

2.	Work requirements:

•	US$25,000 during the first year (completed);
•	At least US$50,000 each year thereafter (up-to-date).

In November 2009, CuMoCo announced the results of an independent National Instrument 43-101 (“NI 43- 101”) compliant Preliminary Economic Assessment (“PEA”) managed by Ausenco Minerals Canada Inc. (“Ausenco”), a Vancouver-based engineering firm with corporate headquarters in Brisbane, Australia.

In April 2011, the Company announced an updated NI 43-101 compliant indicated and inferred resource estimate for the Project which significantly expanded the overall mineral resource and further confirmed that CuMo is the largest un-mined open pit accessible primary molybdenum project. Snowden Mining

Industry Consultants, an independent internationally recognized mineral industry consultant, calculated the estimate. At the request of the TSX-V, due to minor deficiencies with the certificates and consents of some of the Qualified Persons on the report, the resource report was re-filed in July 2012. The re-filed report contained no changes to the resource numbers, the only changes in the report were in respect of some of the responsibilities and declarations.

In May 2012, the Company initiated a 15,000 foot diamond drilling program to further explore the Project. A total of six holes have been completed to date.

In September 2012, the United States District Court - Idaho District (the “Court”) decided in favor of the United States Forest Service ("USFS") and its Finding of No Significant Impact ("FONSI") at the Project. The USFS had been challenged by local environmental groups over its Environmental Assessment determination for CuMo. The Court noted the USFS had developed insufficient baseline data on groundwater quality and directed the USFS to undertake further analysis concerning groundwater and to prepare additional National Environmental Policy Act studies or to provide a reasonable explanation as to why exploration impacts would be insignificant. The USFS subsequently directed the Company to suspend work that might have groundwater interaction, including drilling.

During fiscal 2015, the Company worked to resolve this matter and continued to advance the necessary studies and assessments required for the USFS’s Supplemental Environmental Assessment of the CuMo Project. The Supplemental Environmental Assessment was issued on August 15, 2013 and follows the USFS’s 2011 Decision Notice and FONSI which will enable fulfillment of a federal judge’s order to carry out studies necessary for the completion of the exploration phase of the CuMo Project. Following the release of the Supplemental Environmental Assessment, a 30-day public comment period took place, which ended satisfactorily on September 18, 2013. The USFS entered a protracted process of responding to the comments that were received and on April 13, 2015 released the draft decision notice re-affirming the FONSI.  This began an appeal period.

October 7, 2015 the final decision notice and FONSI was announced, thus completing this long and exhaustive supplemental process.

In January 2016, three local anti-development environmental groups challenged the USFS over its supplemental Environmental Assessment determination for the CuMo Project on the issues of groundwater and a supposedly sensitive plant species.

On July 14, 2016, US District Court - District of Idaho decided in favor of the US Forest Service (“USFS”) in regard to the previously ordered updated groundwater study. In dismissing the claims that the exploration work would harm groundwater, the Idaho District Court noted, “the Court finds the Forest Service’s analysis and conclusions regarding groundwater satisfy NEPA. The Forest Service has complied with the Court’s prior order and addressed the concerns stated therein with regard to groundwater. Therefore, the Court upholds the Forest Service’s SDN/FONSI as to the NEPA challenges relating to groundwater”.

The Court therefore affirmed the Forest Service’s determination that the work proposed at the CuMo site will have no significant effect on the groundwater and thus the Boise River located over 35 miles away.

Regarding the sensitive plant species, the Court noted that the effects of the 2014 Grimes Creek fire (which was totally unrelated to project activities) may have affected the plant population on the project site and that this fire impact had not been completely analyzed as part of the decision process. The Court directed the Forest Service to issue a new decision after an updated baseline survey has been established for the plant. Tetra Tech, an independent contractor, completed the updated baseline study. The Court also found no problems with the overall mitigation plans. The Court directed that decisions be made in the proper order by completing the baseline survey before making the decision to proceed, even though the prior approval required the baseline study be completed prior to any work starting. The Court directed the USFS to update its decision by an amendment or addendum to the Supplemental EA, Supplemental Decision Notice and Finding of No Significant Impact, following completion of the baseline plant study.

Project activity during the summer of 2016 was severely hampered by a major fire (Pioneer fire) that started in July out by mid-November. The fire passed close to the CuMo property on the eastern margins, but the area of the new plant survey and proposed drilling areas were unaffected by the fire. Overall, the fires of 2014 and 2016 in the vicinity have burnt about 90% of the CuMo Project area. The fires were burning in the old mature and beetle-killed areas of the forest that should have been harvested years ago.

In March of 2017, the Company purchased a 100% interest in 20 claims that are adjacent to the CuMo Project in exchange for shares and a silver debenture unit. The claims are known as the Adair property.

In April 2017, the Company completed an option agreement to acquire from GeoResources Inc. thirty-six (36) patented mining claims, covering an area of approximately 640 acres adjacent to the CuMo Project. Patented claims contain the surface rights as well as the mineral rights. The claims are known as the GeoResource Property.

In June 2017, the Company began updated plant environmental studies at the site and within a 10-mile radius. The survey was successfully completed with an increase shown in plant numbers on the property despite ground disturbing activities due to firefighting activities. Large populations of the plant were also established well outside the project area. The Company continues to work with the US Forest Service to re-affirm and establish the exploration permits required for 2018.

The Company looks forward to continuing to advance its CuMo Project and to obtaining the necessary data to make informed decisions on best ways to proceed with its development.

BOISE PROPERTY

On July 8, 2010, the Company entered into an option agreement, amended on July 5, 2011, to purchase certain mineral claims that included surface rights located in Boise County, Idaho. These patent mineral claims are contiguous to and provide access to the CuMo Project. To maintain the option in good standing, the Company was required to make option payments of US$1,200,000. These payments have been completed and the Company has obtained title to the Boise property, which becomes part of the overall CuMo Project.

CALIDA GOLD (United States)

On October 31, 2016, the Company entered into an option agreement to purchase certain mineral claims located in Lemhi County, Idaho. The property consists of eight unpatented mineral claims covering several significant mineralized gold, silver, and copper veins.

The option agreement gives the Company an option to earn a 100 percent interest by making a series of payments. An initial payment of $40,000 US dollars has been made, and ongoing payments consist of the following:

•	$US40,000 on or before 90 days of the effective date (paid);

•	$US50,000 on or before six months of the effective date (paid);

•	$US50,000 on or before 12 months of the effective date;

•	$US50,000 on or before 18 months of the effective date;

•	$US50,000 on or before 24 months of the effective date;

•	$US50,000 every six months until commercial production; and

•	$US1 million at the start of commercial production.

The Calida agreement includes a variable buyout price, the Actual Exercise Price (AEP) that is based on the number of ounces of gold equivalent as defined in an independent 43-101 pre-feasibility or feasibility study. The AEP has a minimum price of $10 million dollars for one million ounces of gold equivalent, rising at the rate of $10 million dollars for each one million ounces of gold equivalent to a maximum price of $50 million dollars for greater than five million ounces of gold equivalent.

Subsequent to entering into the option agreement, Poly Resources staked an additional 45 claims at this property.

OTHER UNITED STATES PROPERTIES

Spruce Mountain Property: In 2006 the Company signed a purchase agreement for 53 patented claims on Spruce Mountain, Elko County, Nevada. The property covers a large molybdenum porphyry system containing silver, rhenium and copper. The carrying value of the property was written down to a nominal value during the fiscal year ended June 30, 2010.

A summary of the Company’s unproven mineral right interests is provided below:

	CuMo	Boise	Calida	Total
	$	$	$	$
Balance, June 30, 2015	18,844,888	1,218,145	-	20,063,033

Exploration expenditures
Community relations	103,306	-	-	103,306
Geological/professional fees	67,165	-	-	67,165
Environmental studies	510,630	-	-	510,630
Other exploration costs	19,998	-	-	19,998
	19,545,988	1,218,145	-	20,764,133
Other item:
Acquisition costs and payments	67,695	-	-	67,695
Recovery of reclamation bond	(163,556)	-	-	(163,556)
Foreign exchange adjustment	3,158	-	-	3,158
Balance, June 30, 2016	19,453,285	1,218,145	-	20,671,430

Exploration expenditures
Community relations	132,381	-	30,142	162,523
Drilling	-	-	12,653	12,653
Geological/professional fees	51,854	-	56,826	108,680
Environmental studies	139,474	-	103,153	242,627
Other exploration costs	220	-	9,090	9,310
	19,777,214	1,218,145	211,864	21,207,223

Other item:
Acquisition costs and payments	2,164,551	-	181,834	2,346,385
Exchange rate change	(1,748)	-	-	(1,748)
Balance, June 30, 2017	21,940,017	1,218,145	393,698	23,551,860

OTHER

OTHER ASSETS

During fiscal year 2017 no asset transactions were completed.

RESULTS OF OPERATIONS

The Company recorded a net loss of $4,587,805 or $0.04 per share per share in fiscal 2017. In fiscal 2016 the Company recorded a net loss of $1,929,757 or $0.02 per share.

The most significant expenses incurred in fiscal 2017 were Convertible Note expenses of $977,818 (2016: $802,159), shareholder communications and regulatory expense of $151,873 (2016: $162,941) and share-based expenses of $532,385 (2016: $181,141).

Other comprehensive loss of $71,829 (2016: $44,158) included an unrealized loss on investments of $60,932 (2016: gain of $12,585) and a cumulative translation adjustment loss of $10,897 (2016: $56,743).

SUMMARY OF QUARTERLY RESULTS

	QUARTERS ENDED
	30-Jun	31-Mar	31-Dec	30-Sep
	2017	2017	2016	2016
	$	$	$	$
Comprehensive Loss	(3,021,397)	(1,048,574)	(452,971)	(136,692)
Loss per Share (1)	(0.03)	(0.01)	(0.01)	(0.01)

	30-Jun	31-Mar	31-Dec	30-Sep
	2016	2016	2015	2015
	$	$	$	$
Comprehensive Loss	(1,025,674)	(403,918)	(444,819)	(99,504)
Loss per Share (1)	(0.01)	(0.00)	(0.00)	(0.00)

1  Presented on an undiluted basis

Volatility in net loss from period to period exists in respect of material one-off transactions such as disposals and/or impairment of unproven mineral right interests.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2017, the Company had working capital deficiency of $4,604,186 (comprised of the expected interest payments on convertible notes due between July 1, 2016 and June 30, 2017, and inclusion of the repayment of the notes), compared to working capital deficiency of $606,109 at June 30, 2016, including a cash balance of $1,435,000 (June 30, 2016: $560,373).

During fiscal 2016, the Company’s investments increased from $43,948 to $49,051 due to the addition of shares from Ximen and a decrease in market value of some of the investments. Trade and other payables were $1,902,020 at June 30, 2017, compared to $1,016,485 at June 30, 2016.

The Company has a current portion of convertible notes obligations of $4,253,372, which is due in October and November 2017.

Convertible notes

To finance the ongoing development of the CuMo Project the Company has borrowed from International Energy & Mineral Resources Investment (Hong Kong) Company Limited (“HK CO”) the principal amount of $1,500,000 and US$1,500,000, and issued secured convertible notes (the “Notes”) in respect of such indebtedness to HK CO (the “Financing”).

The Notes have face values of $1,500,000 and US$1,500,000, and were to mature in October and November 2017 respectively (the “Maturity Date”). Please refer to the subsequent notes section (Page 19) for up to date information on the convertible debentures. The Notes accrue interest at a rate of 6.5% per annum, calculated and paid annually. At the option of HK CO the Notes shall be convertible at any time prior to the Maturity Date, in whole or in part, into common shares of the Company at a price of $0.28 per common share, provided that HK CO shall only be permitted to exercise such conversion right to the extent that it results in HK CO holding no greater than 19.9% of the issued and outstanding common shares of CuMoCo.

The Canadian dollar Note is being treated as a compound financial instrument with a debt element treated as a liability and an equity conversion element treated as equity. On issuance the equity conversion feature was valued at $297,394. Share issue costs of $3,247 were allocated to the equity conversion feature, resulting in a net equity conversion feature of $294,147.

The U.S. dollar Note, given it is not denominated in the functional currency of CuMo, is accounted for as a financial liability with an embedded derivative and host debt contract.

The aggregate total of accreted interest, changes in the option conversion component valuation and foreign exchange expense of $977,818 is reported as convertible note expense (2016: $802,159) in the Company’s statement of loss and comprehensive loss.

HK CO is a “Related Party” of the Company pursuant to the policies of the TSX-V, as HK CO holds approximately 12.15% of the issued and outstanding common shares of CuMoCo. As such, the Financing constituted a “Related Party Transaction” under the policies of the TSX-V. The Company has relied on exemptions from the formal valuation and minority approval requirements which are available to the Company.

The Financing was unanimously approved by the Board of Directors of the Company, other than a director who declared his interest in the Financing and abstained from voting with respect to the Financing as he holds a controlling interest in HK CO. If the principal amount of the Note is converted to the full extent possible, HK CO will increase its shareholdings in the Company from 13,256,666 common shares (approximately 12.15% of the issued and outstanding common shares) to 16,370,226 common shares (which would represent approximately 14.93% of the issued and outstanding common shares), assuming that no additional common shares of CuMoCo are issued prior to such conversion.

Exploration activity in the Company’s projects and general and administrative overheads in fiscal 2017 were funded from cash at hand, and sale of silver units.

The Company is in the exploration stage and therefore does not generate operating cash flows. The Company’s ability to continue operations is contingent on its ability to obtain funds through the future issuance of securities. (See Subsequent Activities)

Fiscal 2017 the Company paid $226,931 in interest payments on the convertible debenture.

Operating Activities

Cash received from operations in fiscal 2017, including the changes in non-cash working capital items, was $142,495 (fiscal 2016 used in operations: $914,346).

Investing Activities

Cash used in investing activities in fiscal 2017 was $1,487,848 (fiscal 2016: $116,904). Investing activities in 2017 included expenditures on unproven mineral right interest of $1,487,848 (2016: $530,131), and proceeds from the return of reclamation bond of $nil ($413,227 in fiscal 2016).

Financing Activities

Cash spent from financing activities in fiscal 2017 was $226,931 for interest on the convertible notes described earlier in this section of the MD&A. In fiscal 2017, cash received from financing activities consisted of proceeds of $1,811,849 from the exercise of warrants and $649,850 from promissory notes.

FOURTH QUARTER

 During the quarter ended June 30, 2017 (Q4-2017) the Company posted a comprehensive loss of $3,021,397or a loss of $0.03 per share.

TRANSACTIONS WITH RELATED PARTIES

Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s related parties consist of companies owned by or associated with executive officers and directors, and former executive officers and directors as follows:

Nature of transactions
Geologic Systems Inc. (CEO)	Exploration and administration fees
Trevor Burns	Management fees

During the years ended June 30, 2017 and 2016, the Company incurred the following fees in the normal course of operations in connection with companies owned by key management and directors. Fees have been measured at the exchange amount which is determined on a cost recovery basis.

	2017	2016
	$	$

Salaries and management fees	80,100	89,000
Exploration fees	39,900	36,000
Administration fees	60,000	60,000
	180,000	185,000

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Trade and other payables at June 30, 2017 included $6,456 (June 30, 2016: $157), which were due to officers, director and private companies controlled by directors and officers of the Company.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are summarized in Note 3 of its audited consolidated financial statements for the year ended June 30, 2017. The preparation of consolidated financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements.

The Company regularly reviews its estimates; however, actual amounts could differ from the estimates used and, accordingly, materially affect the results of operations.

Examples of significant estimates include:

•	Carrying values of mineral right interests;
•	Valuation of deferred income taxes and allowances;
•	Assumptions used to assess impairment of mineral right interests and equipment;
•	Valuation of share-based payments.

Examples of significant judgments, apart from those involving estimates, include:

•	The accounting policies for mineral right interests and equipment;
•	Classification of financial instruments;
•	Determination of functional currency.

OPERATIONAL AND OTHER BUSINESS RISKS AND UNCERTAINTIES

The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information contained herein. The risks sets out below include those that are widespread and associated with any form of business and those that are specific risks associated with the Company’s business and its involvement in the exploration and mining industry generally, and in the United States in particular. Shareholders and prospective investors should carefully consider, in light of their own financial circumstance, the factors set out herein.

Global Financial Conditions

Global financial conditions in recent years have been characterized by high levels of volatility. Access to financing has been negatively impacted by many factors as a result. This may impact the Company’s ability to obtain financing in the future at all, or on reasonable terms. Additionally, global economic conditions may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.

Fluctuation of Commodity Prices

The Company’s exploration and other mining activities have previously been, and may in the future be, significantly adversely affected by declines in commodity prices. Commodity prices are volatile and are affected by numerous factors beyond the Company’s control such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mining countries throughout the world. Any future serious drop in commodity prices or sustained low commodity prices could adversely impact the Company’s future revenues, profits and cash flows. In particular, sustained low, or further reductions in, commodity prices could:

•	reduce or eliminate the Company’s ability to finance the exploration of existing and future mineral projects;
•	force the Company to lose its interest in, or to sell, all or some of its properties;
•	halt or delay the development of existing or new projects; and
•	reduce the value of the Company’s securities.
Furthermore, declining or sustained low commodity prices could impact the Company’s operations by requiring a reassessment of the feasibility of any existing or new projects. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Dependence on Third Party Financing

The Company has limited access to operational cash flow. As a result, the Company will continue to depend on third party financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time and upon the ability of a company without any significant projects already in production to attract significant amounts of debt and/or equity. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. Failure to obtain sufficient financing, as and when required, may result in a delay or indefinite postponement of exploration or development on any or all of the Company’s properties.

Currency Risk

The Company maintains most of its working capital in Canadian dollars. The Company currently operates in the United States and Canada and its operating costs are incurred in a combination of United States dollars, or Canadian dollars. Accordingly, the Company is subject to fluctuations in the rates of currency exchange between these currencies. The Company has not hedged its exposure to currency fluctuations.

Economic and Political Instability in Foreign Jurisdictions

The Company currently operates in Canada and the United State. There are risks to conducting business in foreign countries. These risks may include, among others, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, war, civil disturbances, arbitrary changes in laws or policies, the failure of foreign parties to honour contractual relations, delays in obtaining or the inability to obtain necessary governmental permits, authorizations and consents, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on exports, instability due to economic under-development, inadequate infrastructure and increased financing costs.

In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by any foreign government or by the court system of a foreign country. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of mining related rights or the taking of property by nationalization or expropriation without fair compensation.

Mineral Exploration

Mineral resource exploration is highly speculative, involves substantial expenditures, and is frequently unsuccessful. Few prospects that are explored are ultimately developed into producing mines. To the extent that the Company continues to be involved in exploration, the long-term success of its operations will be related to the cost and success of its exploration programs. There can be no assurance that the Company’s exploration efforts will be successful.

The success of exploration is determined in part on the following factors:

•	the identification of potential mineralization based on superficial analysis;
•	availability of prospective land;
•	availability of government-granted exploration and exploitation permits;
•	the quality of management and geological and technical expertise; and
•	the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish proven and probable mineral reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, there can be no assurance that current and future exploration programs will result in the discovery of mineral reserves and the development of mines.

Dilution

The Company does not generate any revenues from production and does not have sufficient financial resources to undertake by itself all its planned exploration programs. The Company has limited financial resources and has financed its operations primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, resulting in dilution to the Company’s existing shareholders. The amount of additional funds required will depend largely on the success of the Company’s exploration programs.

Further exploration programs will depend on the Company’s ability to obtain additional financing which may not be available under favorable terms, if at all. If adequate financing is not available, the Company may not be able to commence or continue with its exploration programs or to meet minimum expenditure requirements to prevent the full or partial loss of its mineral right interests. Also, failure to meet the Company’s share of costs incurred under joint venture arrangements to which it may be a party may result in a reduction of its interests in mineral right interests. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete the recommended programs.

Resource Estimates

The mineral resource estimates presented herein are made by Company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance estimates will be accurate. The inclusion of mineral resource estimates should not be regarded as a representation that these amounts can be economically exploited and no assurances can be given that such resource estimates will be converted into reserves. Different experts may provide different interpretations of resource estimates.

Operating Hazards and Other Uncertainties

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks, including:

•	environmental hazards;
•	discharge of pollutants or hazardous chemicals;
•	industrial accidents;
•	labour disputes and shortages;
•	supply and shipping problems and delays;
•	shortage of equipment and contractor availability;
•	unusual or unexpected geological or operating conditions;
•	fire;
•	changes in the regulatory environment; and
•	natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company could also incur liabilities as a result of pollution and other casualties all of which could be very costly and could have a material adverse effect on the Company’s financial position and results of operations.

Limitations on the Transfer of Cash or Other Assets

The Company is a Canadian company that conducts operations through subsidiaries in the United States, and substantially all of the Company’s assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the Company and these entities, or among these entities, could restrict the Company’s ability to fund its operations efficiently.

Permitting Requirements

Mining exploration and operations require many permits from federal, state and local governments. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply. Furthermore, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits, additional permits for any possible future changes to operations, or additional permits associated with new legislation.

Government Regulation

Mineral businesses are subject to regulation and intervention by governments in such matters as the imposition of specific exploration, drilling and development obligations; environmental protection controls and control over the development and abandonment of resource (including restrictions on production). As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of commodities. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the minerals industries could reduce demand for commodities produced, increase the Company’s operating costs and have a material adverse impact on the Company.

Environmental Risks

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. There is no assurance that the Company will have or be able to obtain all necessary environmental approvals, licenses, permits or consents or be in compliance therewith or that notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) will not occur. The lack of or inability to obtain any such approvals, licences, permits or consents or any breaches of environmental laws, may result in penalties including fines or other sanctions, breach of the conditions of a mining concession or other consent or permit with possible revocation of the concession, consent or permit. In this regard, environmental hazards may exist on the properties in which the Company has an interest which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the Company’s financial position and results of operations.

Competition

The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious or base metals. The majority of these companies have greater financial resources, operational experience and technical capabilities. As a result, there can be no assurance that the Company will be able to compete successfully against other companies in acquiring new prospecting, development or mining rights.
Title Matters

The Company periodically confirms the validity of its title to, or contract rights with respect to, each mineral property in which it has a material interest. However, the Company cannot guarantee that title to its properties will not be challenged. The Company’s mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, the Company might be unable to operate its properties as permitted or to enforce its rights with respect thereto.

Community Relations and Social License

Advancing a mineral deposit to commercial production involves the understanding of local communities. "Social license" is  a  broad  term  used to describe community acceptance of  a proposed  development project, a condition that is commonly required for the issuance of final permits and project financing. The Company believes that communities should benefit from mining projects, from the exploration stage through mine operation and closure. While there cannot be guarantees that local communities will want a mine in the area where the Company’s core project is located, the Company will work towards implementing a strategy it considers appropriate to accomplish this.

Insurance Coverage Could Be Insufficient

While the Company maintains certain insurance to protect against certain risks, the nature of these risks is such that liability could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. Losses from these events may cause substantial delays and require significant capital outlays, adversely affecting future financial performance and results of operations.

Dependence on Key Personnel

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of the Company. The Company’s success is dependent to a great degree on its ability to attract and retain qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require the Company to seek and retain other qualified personnel and could compromise the pace and success of its exploration activities. The Company does not maintain key person insurance in the event of a loss of any such key personnel. Also, certain management personnel of the Company are officers and/or directors of other publicly-traded companies and will only devote part of their time to the Company.
Additionally, the Company has relied on and is expected to continue relying upon consultants and others for exploration expertise. In the event a commercial ore deposit is discovered on any of the Company’s right interests, the Company will likely require the expertise of such consultants and others for the development and operation of a producing mine.

Conflicts of Interest

Certain of the directors and officers of the Company are directors or officers of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such matter. Furthermore, in appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

SUBSEQUENT EVENTS

Subsequent to June 30, 2017, the following events have occurred that have affected the Company:

a)
On July 6, 2017, the Company entered into a mining claims purchase agreement with CuMo Molybdenum Mining Inc. (“CuMo Molybdenum”), Western Geoscience Inc. and Thomas Evans, pursuant to which the Company and Idaho CuMo have the right to acquire a 100% interest in the CuMo Property claims, and CuMo Molybdenum will transfer to the Company the NSR they currently hold on the property.  In consideration, the Company will pay or issue the following:

•	$US 500,000 in cash;
•	A 7-year silver convertible debenture having an aggregate principle value of $US 1,000,000, paying interest at 8.5% annually, payable semi-annually on July 31 and December 31 of each year; and
•	2,500,000 common shares of the Company.

b)	3,456,500 common shares were issued, pursuant to the exercise of 3,456,500 warrants. The warrants were exercisable at $0.10 per share, for gross proceeds of $345,600

c)	50,000 common shares were issued, pursuant to the exercise of 50,000 stock options. The options were exercisable at $0.15 per share, for gross proceeds of $7,500.

d)
The Company is currently in the process of negotiating an extension of the October 25, 2017 and November 25, 2017 maturity dates of the Canadian and US dollar convertible debentures. The amended terms proposed by IEMR HK are as follows:

•
Payment of $597,500 by October 25, 2017 (representing $500,000 of principle owing under the Canadian dollar convertible debenture, and $97,500 of accrued interest). This payment was made on October 30, 2017;

•	Payment of the remaining $1,000,000, plus additional interest, due under the Canadian dollar convertible debenture, on or before December 15, 2017;

•	Payment of $US 597,500 by November 25, 2017 (representing $US 500,000 of principle owing under the $USD convertible debenture, and $US 97,500 of accrued interest);

•	Payment of the remaining $US 1,000,000, plus additional interest, due under the $US convertible debenture, on or before December 15, 2017; and

•	Payment of a damage compensation payment for the amendment of the terms of repayment up to $US 300,000.

The Company is currently in the process of negotiating the final terms of the damage compensation payment and repayment terms.

FORWARD-LOOKING INFORMATION

This document contains statements that constitute forward-looking information under applicable Canadian securities laws, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, mineral resources and property evaluation plans and programs. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, ”intend”, ”believe”, ”anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking information is based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The forward-looking information contained in this MD&A is as of the date of this document, and is subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. CuMoCo disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

OTHER MD&A REQUIREMENTS

As of October 30, 2017, the Company had outstanding 128,858,321 common shares, 10,325,000 share options, with exercise prices ranging from $0.15 to $0.35 per share and 10,376,000 warrants with exercise prices ranging from 0.10 to 0.15 per share. Additional information is available on SEDAR at www.sedar.com and on the Company’s website www.cumoco.com.